FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi improves overall survival at interim

 This announcement contains inside information

27 June 2019 07:00 BST

Imfinzi improves overall survival at interim analysis in the Phase III CASPIAN trial in 1st-line extensive-stage small cell lung cancer

Trial showed statistically-significant and clinically-meaningful benefit in patients with the most aggressive type of lung cancer

AstraZeneca today announced positive overall survival (OS) results from the Phase III CASPIAN trial with Imfinzi in 1st-line extensive-stage small cell lung cancer (SCLC), a disease with significant unmet need and limited treatment options for patients.

A planned interim analysis conducted by an Independent Data Monitoring Committee concluded that the trial has met its primary endpoint by showing a statistically-significant and clinically-meaningful improvement in OS in patients treated with Imfinzi in combination with standard-of-care etoposide and platinum-based chemotherapy options vs. chemotherapy alone. The safety and tolerability for this Imfinzi combination was consistent with the known safety profiles of these medicines.

AstraZeneca will submit these results for presentation at a forthcoming medical meeting.

José Baselga, Executive Vice President, Oncology R&D said: "The Phase III CASPIAN results offer new hope for patients who are facing the devastating diagnosis of small cell lung cancer, and for whom new medicines are urgently needed. This is the first trial offering the flexibility of combining immunotherapy with different platinum-based regimens in small cell lung cancer, expanding treatment options."

CASPIAN is a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi plus platinum-based chemotherapy options or the combination of Imfinzi, tremelimumab and chemotherapy vs. chemotherapy alone as a 1st-line treatment for patients with extensive-stage SCLC. The trial will continue to the final analysis of OS for the combination of dual immune checkpoint blockade with chemotherapy. This combination includes tremelimumab, an anti-CTLA4 antibody and potential new medicine, with Imfinzi, an anti-PDL1 antibody, and chemotherapy.

Imfinzi is also being tested following concurrent chemoradiation therapy in limited-stage SCLC in the Phase III ADRIATIC trial.

Imfinzi is approved for unresectable, Stage III non-small cell lung cancer in more than 45 countries, including the US, EU and Japan, based on the Phase III PACIFIC trial.

About CASPIAN
The CASPIAN trial is a randomised, open-label, multi-centre, global, Phase III trial in the 1st-line treatment of patients with extensive-stage SCLC. The trial compared Imfinzi in combination with etoposide and either cisplatin or carboplatin chemotherapy, or Imfinzi, tremelimumab and chemotherapy vs. chemotherapy alone. In the experimental arms, patients were treated with up to four cycles of chemotherapy. In comparison, the control arm allowed up to six cycles of chemotherapy and prophylactic cranial irradiation.

The trial is being conducted in more than 200 centres across 22 countries, including the US, Europe, South America, Asia and the Middle East. The primary endpoint is OS.

About small cell lung cancer
Lung cancer is the leading cause of cancer death among both men and women and accounts for about one-fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and SCLC, with about 15% classified as SCLC.2 About two-thirds of SCLC patients are diagnosed with extensive-stage disease, in which the cancer has spread widely through the lung or to other parts of the body.3 SCLC is an aggressive, fast-growing cancer that recurs and progresses rapidly despite initial response to platinum-based chemotherapy.4 Prognosis is particularly poor, as only 6% of all SCLC patients will be alive five years after diagnosis.3

About Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is also approved for previously-treated patients with advanced bladder cancer in the US, Canada, Brazil, Australia, Israel, India, United Arab Emirates, Qatar, Macau and Hong Kong.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, small cell lung cancer, bladder cancer, head and neck cancer, liver cancer, cervical cancer, biliary tract cancer and other solid tumours.

About tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T cell activation and boosting the immune response to cancer. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, bladder cancer, head and neck cancer, liver cancer and blood cancers.

About AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of different forms of lung cancer spanning several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with our approved medicines Iressa (gefitinib) and Tagrisso (osimertinib) and ongoing Phase III trials FLAURA, ADAURA and LAURA as well as the Phase II exploratory combination trials SAVANNAH and ORCHARD.5-7

Our extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a known genetic mutation which represents up to 50% of all patients with lung cancer. Imfinzi(durvalumab), an anti-PDL1 antibody, is in development as monotherapy (Phase III trials ADJUVANT BR.31, PACIFIC-4, PACIFIC-5, and PEARL) and in combination with tremelimumab and/or chemotherapy (AEGEAN, PACIFIC-2, NEPTUNE, POSEIDON, ADRIATIC and CASPIAN Phase III trials).

About AstraZeneca's approach to Immuno-Oncology (IO)
IO is a therapeutic approach designed to stimulate the body's immune system to attack tumours. Our IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. We believe that IO-based therapies offer the potential for life-changing cancer treatments for the clear majority of patients.

We are pursuing a comprehensive clinical-trial programme that includes Imfinzi (anti-PDL1) as monotherapy and in combination with tremelimumab (anti-CTLA4) in multiple tumour types, stages of disease, and lines of therapy, using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine our IO portfolio with small, targeted molecules from across our Oncology pipeline, and from our research partners, may provide new treatment options across a broad range of tumours.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance Oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharma	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular; metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory; renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance; fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access; retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1. World Health Organization. International Agency for Research on Cancer. Available at http://globocan.iarc.fr/Pages/fact_sheets_population.aspx. Accessed May 2019.
2. LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed May 2019.
3. Cancer.Net. Lung Cancer - Small Cell. Available at https://www.cancer.net/cancer-types/33776/view-all. Accessed May 2019.
4. Kalemkerian GP, et al. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? Journal of Oncology Practice, volume 14, issue no. 6 (June 1 2018) 369-370.
5. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12. Accessed May 2019.
6. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27. Accessed May 2019.
7. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89. Accessed May 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 June 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary